Exhibit 12
                        AMERICAN AIRLINES, INC.
           Computation of Ratio of Earnings to Fixed Charges
                             (in millions)

                                         Three Months              Six Months
                                        Ended June 30,            Ended June 30,

                                        2002        2001          2002       2001
 Earnings:
Loss before income taxes               $(706)      $(712)        $(1,520)   $(756)


 Add: Total fixed charges (per below)    382         381             770      668


 Less:  Interest capitalized              21          35              41       74
    Total loss                         $(345)      $(366)          $(791)   $(162)

 Fixed charges:
 Interest, including interest
   capitalized                         $ 123       $ 103           $ 250    $ 190


Portion of rental expense
 representative of the
 interest factor                         258         277             518      476


 Amortization of debt expense              1           1               2        2
    Total fixed charges                $ 382       $ 381           $ 770    $ 668


 Coverage deficiency                   $ 727       $ 747          $1,561    $ 830

Note: In  April  2001, the Board of Directors of American  approved the guarantee by American of AMR's existing debt obligations. As of June 30, 2002, this guarantee covered approximately $634 million of unsecured debt and approximately $573 million of secured debt. The impact of these unconditional guarantees is not included in the above computation.